Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 21, 2015

To the shareholders, the holders of American Depositary Shares, bonds and warrants of Delhaize Group SA/NV (the “Company”):

This document provides information concerning the agenda of the ordinary shareholders’ meeting to be held on Thursday, May 28, 2015, at 3.00 p.m. (CET), at the Group Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the ordinary shareholders’ meeting, the Company’s shareholders will deliberate and, where applicable, vote on the items of the agenda as further detailed in this information statement.

Belgian law does not require a quorum for the ordinary shareholders’ meeting to be held on May 28, 2015. Consequently, decisions at this meeting can be taken irrespective of the number of Delhaize Group shares present or represented at the meeting. Items 1 to 3 of the agenda do not require a vote. Items 4 to 10 can be validly adopted with the approval of a majority of the votes cast.

Holders of Delhaize Group ordinary shares can validly exercise the vote attached to their shares at the May 28, 2015 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on the Company’s website (www.delhaizegroup.com). If you have questions regarding the items on the agenda, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote with respect to the May 28, 2015 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the items on the agenda, please contact Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the convening notice, the annual report and the annual accounts of the Company and all other documents relating to the ordinary shareholders’ meeting to be held on May 28, 2015 which are legally required to be made available to shareholders. Copies of these documents are available on the Company’s website (www.delhaizegroup.com) and can also be obtained at no cost by shareholders by calling the Delhaize Group Investor Relations Department at +32 2 412 21 51 and by holders of Delhaize Group American Depositary Shares by calling Citibank at +1 877 853 2191.

Frans Muller
President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary Shareholders’ Meeting of Shareholders

May 28, 2015

Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2014		3

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2014		3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2014		3

4.	Proposal to Approve the statutory (non-consolidated) annual accounts as of December 31, 2014, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.60 per share		4

5.	Proposal to Discharge the Liability of the Directors for the Financial Year Ended December 31, 2014		5

6.	Proposal to Discharge the Liability of the Statutory Auditor for the Financial Year Ended December 31, 2014		5

7.	Proposals to Renew the Mandate of three Directors and to appoint two new Directors		5

	7.1	Proposal to Renew the Term of Ms. Shari Ballard for a Period of Four Years	6

	7.2	Proposal to Renew the Term of Mr. Jacques de Vaucleroy for a Period of Three Years	6

	7.3	Proposal to Renew the term of Mr. Luc Vansteenkiste for a Period of Three Years	6

	7.4.	Proposal to Appoint Mrs. Dominique Leroy as Director for a Period of Four Years	6

	7.5	Proposal to Appoint Mr. Patrick De Maeseneire as Director for a Period of Four Years	6

8.	Proposals to acknowledge the Independence of Ms. Shari Ballard, Mrs. Dominique Leroy and Mr. Patrick De Maeseneire		6

9.	Proposal to Approve the Remuneration Report		7

10.	Proposal to Approve an Early Redemption of Bonds or Medium-Term Notes Upon a Change of Control of the Company		7

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2014

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than 45 calendar days before the date of the ordinary shareholders’ meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, i.e. Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Companies Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2014

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2014, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 161.

The reports of the statutory auditor will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2014

The consolidated annual accounts of the Company as of December 31, 2014 will be presented and discussed at the ordinary shareholders’ meeting.

No vote is required on the consolidated annual accounts as of December 31, 2014.

Item (4)

Proposal to Approve the Statutory (Non-Consolidated) Annual Accounts as of December 31, 2014,

including the Allocation of Profit, and

Approval of the Distribution of a Gross Dividend of EUR 1.60 per Share

The following allocation of the available profit of the Company, as approved by the Board on March 4, 2015, will be proposed for shareholder approval at the ordinary shareholders’ meeting:

Allocation of Profit	(in EUR)
Loss for the financial year ended December 31, 2014 available for appropriation	(117,499,825.06)
Profit carried forward from previous years	898,964,889.50
Profit to be allocated	781,465,064.44

As indicated in the table below, at the ordinary shareholders’ meeting, the Board will propose the payment of a gross dividend of EUR 1.60 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 4, 2015, was EUR 164.9 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 and 2012 US Stock Incentive Plans, the Company issued 428,995 new shares, coupon no. 53 attached, since the date of adoption of the annual accounts by the Board, which was March 4, 2015, and may issue additional new shares until the date of their proposed approval by the ordinary shareholders’ meeting of May 28, 2015.

Therefore, as of April 21, 2015, the 2014 profit appropriation is as follows:

Profit Appropriation	(in EUR)
Profit to be allocated	781,465,064.44
Transfer to legal reserve	0.00
Aggregate amount of the gross dividend related to all the shares	165,623,840.00
Balance of profit to be carried forward	615,841,224.44

On that basis, the Board will communicate at the ordinary shareholders’ meeting of May 28, 2015 the aggregate number of shares entitled to the 2014 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2014 will be modified accordingly. The maximum number of shares which could be issued between April 21, 2015, and May 28, 2015 is 1,506,735, assuming that all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as dividend of EUR 2.4 million to EUR 167.3 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge the Liability of the Directors for

the Financial Year Ended December 31, 2014

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither any omission, nor any false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge the Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2014

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposals to Renew the Mandate of Three Directors and Appoint Two New Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary shareholders’ meeting for a term of up to six years. Pursuant to a Belgian law enacted in 2009, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In 2014, the Board decided to set the term of the mandate of independent directors starting with elections in 2015 to four years for the first term, then, provided the Board determines such director is still independent at re-election, four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of twelve years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board at the time of their election though has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 72 during the Company’s standard director term length may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director would turn 72. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

Ms. Shari Ballard, Mrs. Dominique Leroy and Mr. Patrick De Maeseneire are nominated to serve on the Board for a proposed term of four years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2018.

Mr. Jacques de Vaucleroy and Mr. Luc Vansteenkiste are nominated to serve on the Board for a proposed term of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2017.

Each candidate for a position as director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Governance and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the candidates as a director of the Company for the terms proposed.

Shari Ballard (1966). Ms. Ballard is the President of U.S. Retail and the Chief Human Resources Officer for Best Buy. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, rising to the position of general manager. Following her store tenure, she had a variety of roles including head of Human Resources and Legal. In 2007, Ms. Ballard assumed responsibilities for Best Buy stores in the United States. She was promoted to president of Americas, U.S. and Mexico in 2010 and two years later, she was appointed president of international. In 2013, she took on the additional role as chief human resources officer. Ms. Ballard serves on the Board of Directors of Minneapolis Institute of Arts and the University of Minnesota Foundation. Ms. Ballard graduated from the University of Michigan - Flint with a Bachelor’s Degree in Social Work.

Jacques de Vaucleroy (1961). Mr. de Vaucleroy is CEO of the Northern, Central and Eastern Europe business unit of AXA since March 2010. He is also in charge of AXA Bank Europe. Since April 2010, he has been a member of the AXA Management Committee. On January 1, 2011, he assumed global responsibility for the AXA Group’s Life and Savings and Health businesses. Mr. de Vaucleroy has made most of his career within the ING Group, where he was a member of the Executive Board of ING Group and CEO of ING Insurance and Investment Management Europe. He has extensive experience in the banking and insurance and asset management business, both in Europe and in the U.S. Jacques de Vaucleroy holds a degree in law from Catholic University of Louvain (UCL), Belgium and a Master of Business Law from Vrije Universiteit van Brussel (VUB), Belgium.

Luc Vansteenkiste (1947). Mr. Vansteenkiste is President of the Board of the Belgian company Sioen and is also a member of the Board of Smartphoto Group and Scheerders van Kerchove United Company. Mr. Vansteenkiste is Chairman of EuropeanIssuers since April 9, 2014. He is Honorary Chairman of the Federation of Belgian Companies and was Chief Executive Officer of Recticel until April 1, 2010 and Vice President of the Board of Directors until May 2013. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

Dominique Leroy (1964). Mrs. Leroy has been Chief Executive Officer of Belgacom SA and member of the Board of Directors of Belgacom SA since January 2014. She began working at Belgacom as Vice President Sales for the Consumer division in October 2011. In June, 2012, Dominique Leroy held the position of Executive Vice President of the Consumer Business Unit of Belgacom and member of the Management Committee of Belgacom Group. Prior to Belgacom, Mrs. Leroy worked for 24 years at Unilever. She was Managing Director of Unilever Belux and member of Unilever’s Benelux management committee. She previously held various positions in marketing, finance and customer development. Mrs. Leroy is independent Board Member at Lotus Bakeries. Mrs. Leroy holds a degree in Business Engineering from the Solvay Business School of Brussels University (ULB).

Patrick De Maeseneire (1957). Mr. De Maeseneire has been Chief Executive Officer of Adecco S.A. since June 1, 2009. Between 1998 and 2002, Mr. De Maeseneire held leading positions within the Adecco Group, starting as country manager for the Benelux region before leading the Adecco Group’s worldwide professional staffing business from New York. Mr. De Maeseneire started his professional carrier in 1980 at Arthur Andersen (Consulting). Between 1980 and 1997, he held executive positions at Wang, Apple Computer, Sun International and at the Belgian TV station VTM. In 2002, Mr. De Maeseneire joined the chocolate manufacturer Barry Callebaut where he served as CEO until 2009, when he returned to Adecco as CEO. Mr. De Maeseneire earned a Master’s degree in commercial engineering at the Solvay Business School of Brussels University (VUB), Belgium and a special license in marketing management at the Vlerick Leuven Gent Management School, Belgium. Mr. De Maeseneire also completed studies in business management at the London Business School and INSEAD, Fontainebleau, France.

Item (8)

Proposals to Acknowledge the Independence of Ms. Shari Ballard, Mrs. Dominique Leroy and

Mr. Patrick De Maeseneire

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are non-U.S. issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered on March 4, 2015 all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and NYSE rules. Based on the information provided by all directors, the Board determined on that date that all directors, with the exception of Pierre-Olivier Beckers-Vieujant and Didier Smits, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board on pages 20 and 21 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com.

Upon due consideration of all such factors, the Board unanimously recommends that each shareholder vote FOR the proposal to acknowledge that each of Ms. Shari Ballard, Mrs. Dominique Leroy and Mr. Patrick De Maeseneire satisfies the requirements of independence of the Belgian Companies Code for the assessment of independence of directors, and appoint them as independent directors pursuant to the criteria of the Belgian Companies Code. Each of them complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, they expressly stated that, and as far as the Board of Directors is aware, they do not have any relationship with any company that could compromise their independence.

Biographical information is provided above for each of Ms. Shari Ballard, Mrs. Dominique Leroy and Mr. Patrick De Maeseneire.

Item (9)

Proposal to Approve the Remuneration Report

The Company wants to provide its shareholders with consistent and transparent information on executive compensation. The Company’s remuneration report, which is included in the corporate governance statement of the management report of the Company and is available at the Company’s website (www.delhaizegroup.com), contains among other things, information on the following topics:

•	The remuneration policy applied during 2014;

•	The role and involvement of various parties in executive compensation analysis and the related decision-making processes;

•	The Directors’ remuneration;

•	The Executive Management compensation; and

•	The Company share ownership guidelines.

The remuneration report must be submitted for approval at the shareholders’ meeting.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve an Early Redemption of Bonds,

Convertible Bonds or Medium-Term Notes

Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders’ meeting of May 2015. The maximum principal amount of such bonds and notes would be the equivalent of EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company.

In order to be enforceable, article 556 of the Belgian Companies Code requires, among others, that such change of control provision be approved by the shareholders’ meeting. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Voting Instructions

You can vote by Internet, Telephone or by Mail

Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.

All votes must be received by the Depositary prior to 10:00 a.m. (New York City time) on May 20, 2015.

Vote by Internet
•Log on to the Internet and go to www.citi.com/dr.
•Click on “Investors” and then click on “Voting by Internet”.
•Follow the steps outlined on the secured website.
•Or with your Smartphone scan the QR code to cast your vote now.

Vote by Telephone

•Call toll free 1-800-652-Vote (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.

•Follow the instructions provided in the recorded message.

Vote by Mail

•Mark, sign and date your Voting Instruction Form.

•Detach your Voting Instruction Form.

•Return your Voting Instruction Form in the postage-paid envelope provided.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).	+

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	NA	NA	NA	7.1				8.2

2.	NA	NA	NA	7.2				8.3

3.	NA	NA	NA	7.3				9.

4.				7.4				10.

5.				7.5

6.				8.1

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

I.	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2014.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2014.

3.	Communication of the consolidated annual accounts as of December 31, 2014.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2014, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.60 per share (*).

5.	Discharge of liability of the directors.

6.	Discharge of liability of the statutory auditor.

7.1	Renewal of appointment of Ms. Shari Ballard.

7.2	Renewal of appointment of Mr. Jacques de Vaucleroy.

7.3	Renewal of appointment of Mr. Luc Vansteenkiste.

7.4	Appointment of Ms. Dominique Leroy.

7.5	Appointment of Mr. Patrick De Maeseneire

8.1	Independence of Ms. Shari Ballard under the Belgian Companies Code.

8.2	Independence of Ms. Dominique Leroy under the Belgian Companies Code.
8.3	Independence of Mr. Patrick De Maeseneire under the Belgian Companies Code.

9.	Approval of the remuneration report.

10.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

(*)	Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from June 4, 2015 and to holders of American Depositary Receipts (ADRs) as from June 9, 2015.

More information concerning the above resolutions is available on the Company’s website www.delhaizegroup.com.

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Ordinary Shareholders’ Meeting

to be held on May 28, 2015

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on May 20, 2015 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	April 20, 2015.
Share Record Date:	May 14, 2015. (Date on which ADS Holders are required under Belgian Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting).
Meeting Specifics:	Ordinary Shareholders’ Meeting to be held on May 28, 2015 at 3:00 p.m. (CET) at the Group Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium (the “Meeting”).
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Second Amended and Restated Deposit Agreement, dated as of May 3, 2013.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADS, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 2 to Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Ordinary Shareholders Meeting to Be Held on May 28, 2015.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the May 28, 2015 Ordinary Shareholders Meeting is available at http://www.delhaizegroup.com/en/CorporateGovernance/Sharehol derInformation/GeneralMeetings/OrdinaryGeneralMeetingMay28th2015.aspx

If you wish to receive a paper or email copy of these documents, you must request one. There is no charge for requesting a copy. Please make your request to our Depositary Bank, Citibank, by contacting the Delhaize Group ADR Shareholder Services line toll free at 1-877-853-2191, Monday through Friday from 08:30 AM through 06:00 PM Eastern Daylight Time. Alternatively, you may request these materials in writing to the address below.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000